

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2018

Rami Rahim
Chief Executive Officer
JUNIPER NETWORKS INC
1133 Innovation Way
Sunnyvale, California 94089

>   **Re: JUNIPER NETWORKS INC**
>   **Form 10-K for the Fiscal Year Ended December 31, 2017**
>   **Filed February 23, 2018**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2018**
>   **Filed May 8, 2018**
>   **File No. 001-34501**

Dear Mr. Rahim:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Revenue Recognition, page 8

1.   You disclose that certain software licenses and related post-contract support are combined into a single performance obligation when ongoing services provide frequent and critical updates to maintain the continued functionality of the software. Please describe the software licenses and services you combine into a single performance obligation. Explain how you considered the guidance in ASC 606-25-21.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Morgan Youngwood, Staff Accountant, at 202-551-3479 or Craig Wilson, Senior Assistant Chief Accountant, at 202-551-3226 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services